North America Structured Investments

5yr SPX Uncapped BREN

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	S&P 500 Index
Upside Leverage Factor:	At least 1.21*
Buffer Amount:	15.00%
Underlying Return:	(Final Value – Initial Value) / Initial Value
Initial Value:	The Index closing level on the Pricing Date
Final Value:	The Index closing level on the Observation Date
Pricing Date:	June 29, 2018
Observation Date:	June 27, 2023
Maturity Date:	June 30, 2023
CUSIP:	48129MYU4
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48129MYU4/doctype/Product_Termsheet/document.pdf

For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Certain Product Characteristics

If the Final Value of the Underlying is greater than its Initial Value, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Underlying Return multiplied by the Upside Leverage Factor.

If the Final Value of the Underlying is equal to or less than its Initial Value by up to the buffer amount, you will receive the principal amount of your notes at maturity. If the Underlying declines from its Initial Value by greater than the Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Underlying has declined beyond the Buffer Amount.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The final Upside Leverage Factor will be provided in the Pricing Supplement and will not be less than 1.21.

** Reflects an Levered Uncapped Return of 1.21 for illustrative purposes. The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Hypothetical Returns on the Notes at Maturity**



Note Payoff at Maturity
Index Peformance
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payment at Maturity
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

Hypothetical Index Return	Hypothetical Note Return	Hypothetical Payment at Maturity
80.00%	96.80%	$1,968.00
50.00%	60.50%	$1,605.00
40.00%	48.40%	$1,484.00
30.00%	36.30%	$1,363.00
20.00%	24.20%	$1,242.00
10.00%	12.10%	$1,121.00
5.00%	6.05%	$1,060.50
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-15.00%	0.00%	$1,000.00
-30.00%	-15.00%	$850.00
-40.00%	-25.00%	$750.00
-100.00%	-85.00%	$150.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

Additional Information SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) wit h the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents re lat ing to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JP Mor gan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Com pany LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recomm end ation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should con sult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 222672 and 333 - 222672 - 01 J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • Your investment in the notes may result in a loss. • Payment on the notes at maturity is subject to the credit risk of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • If the Underlying declines from its initial level by more than 15%, you could lose up to $850 for each $1,000 note. • No interest payments, dividend payments or voting rights. • The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. • J.P. Morgan is currently one of the companies that make up the S&P 500 Index. Selected Risks (continued) • JPMS’s estimated value will be lower than the original issue price (price to public) of the notes . • JPMS’s estimated value is not determined by references to our credit spreads for our conventional fixed rate debt. • JPMS’s estimated value does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than JPMS’s current estimated value for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected R isk Considerations” in the applicable preliminary pricing supplement for additional information. North America Structured Investments 5 yr SPX Uncapped BREN